CHINA AOXING PHARMACEUTICAL COMPANY, INC.

40 Wall Street, Floor 28

New York, NY 10005

(Tel) 646 - 512- 5662

(Fax) 646 - 512- 5663

January 23, 2009

VIA EDGAR

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:  China Aoxing Pharmaceutical Company, Inc.

Form 10-KSB for the fiscal year ended June 30, 2007

     File No. 001-32674

Dear Mr. Rosenberg:

I am writing in response to your letter to me dated January 9, 2009.  Responses are noted below the items noted by the Staff in your letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Summary of Significant Accounting Policies, page F-7

1.

We acknowledge your response to prior comment two. Please tell us whether the fair value of the shares issued was based on the undiscounted quoted market price of your common stock on the date of issuance, and if not, why you believe the recorded amount is consistent with the requirements of SFAS 123(R). Revise the financial statements and related disclosures as appropriate.

Response:

During the year ended June 30, 2007 the Company compensated certain directors by issuing shares of the Company’s common stock. The company accounted for the share based payments according to SFAS 123R “Share Based Payment”, whereby it recognized the compensation expense based upon the undiscounted quoted market price of the stock on the date of issuance. During the year ended June 30, 2007, the Company recorded compensation expense of $83,000 in the statement of operations.

Note 8. Convertible Debentures, page F-11

2.

We acknowledge your response to prior comment three. Please revise your proposed disclosures to clarify how you measured the fair value of each derivative that is required to be recorded at fair value under SFAS 133. Provide separate disclosures regarding the valuation of the embedded conversion features and warrants at the date of issuance and at each subsequent balance sheet date.

Response:

The Company will revise its financial statements to include the following disclosure relating to the derivative financial instrument consisting of the embedded derivatives related to the convertible debentures.

The Company’s derivative financial instruments consist of warrants and embedded derivatives related to the convertible debentures (see Note 12). These embedded derivatives include conversion options. The Company determined that the features were  embedded derivative instruments pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The accounting treatment of derivative financial instruments requires that the Company record the derivatives and related warrants at their fair values as of the inception date of the debt agreements and at fair value as of each subsequent balance sheet date.  Any change in fair value was recorded as non-operating, non-cash income or expense at each balance sheet date.  If the fair value of the derivatives was higher at the subsequent balance sheet date, the Company recorded a non-operating, non-cash charge.  If the fair value of the derivatives was lower at the subsequent balance sheet date, the Company recorded non-operating, non-cash income.

During the years ended June 30, 2007 and 2006, the Company recognized other income (expense) of approximately $3,078,000 and $0, respectively, relating to recording the warrant and derivative liabilities at fair value.  At June 30, 2007 and 2006 there were approximately $13,726,000 and 0 of warrant and derivative liabilities, as the related debt instruments were not settled.

The Company’s derivative instruments, including (1) conversion features embedded in the 856,667 shares of 10% and 149,600 shares of 8% convertible debentures respectively at June 30, 2007, vs. 0 shares at June 30, 2006.   (2) five warrant contracts with expected term of 4.21 years and strike price at $2.00, $2.50, $3.50, $4.50 and $5.50 respectively, as of June 30, 2007.   Each financial derivative was valued individually at the date of issuance and at each subsequent balance sheet date using the Black-Scholes option pricing model, using the following summarized assumptions during the year ended June 30, 2007:

Estimated dividends

None

Expected volatility

169%

Risk-free interest rate

1.87 – 4.92%

Expected term (years)

1.25 – 5.0

The expected volatility was determined based on the historic quoted market price of the common stock over the last 12 months.  Risk free interest rate in the range of 1.87% to 4.92% was determined based on the quoted US treasury rate under the same expected term with each corresponding financial instrument.

In addition the Company will follow the disclosure requirements of paragraph 26 of SFAS 154 to reflect the effect of the correction on each financial statement line item and any per share amounts.

Item 8 A- Controls and Procedures, page 17

3.

Please tell us how you considered the impact of the material restatements of your financial statements for the fiscal year ended June 30, 2007 on your prior conclusions regarding the effectiveness of your disclosure controls and procedures. Revise your disclosures as appropriate.

Response:

In each of the amended filings, the disclosure regarding controls and procedures will be amended to state that "management has determined that disclosure controls and procedures were ineffective as of the relevant date due to management's failure to apply appropriate accounting principles.  Management has remedied the mistakes, as reflected in the restatements described in the notes to the financial statements in this filing, and believes that the Company’s disclosure controls and procedures are now effective.'"

Other 1934 Act Periodic Reports

4.

Since a material restatement of the financial statements for the year ended June 30, 2007 has occurred, it would appear that an Item 4.02 8-K was required to be filed within four business days of the determination that the previously filed financial statements could no longer be relied upon. Please file the required disclosures under Item 4.02, including identification of the specific financial statements (including quarterly periods) that should no longer be relied upon.

Response:

On March 5, 2008 the Company filed an 8-K pursuant to Item 4.02 disclosing that certain financial statements, including its financial statements for the year ended June 30, 2007, should not be relied upon.

5.

Please identify each previously filed periodic report that requires amendments, and tell us how you propose to provide the amended information.

Response:

The Company will file reports 10-K/A and 10-Q/A, as applicable, regarding the amendments to the following previously filed periodic reports:

Form 10-KSB for the period ended June 30, 2006;

Form 10-QSB for the period ended September 30, 2006

Form 10-QSB for the period ended December 31, 2006;

Form 10-QSB for the period ended March 31, 2007;

Form 10-KSB for the year ended June 30, 2007;

Form 10-QSB for the period ended September 30, 2007;

Form 10-QSB for the period ended December 31, 2007.

Form 10-QSB for the period ended March 30, 2008;

The Company will make the following disclosure regarding the restatement of its financial statements for each period illustrated above, if applicable, to reflect:

(1)

The minority interest of the non-controlling shareholders, including the effect of the correction on each financial statement line item and any per-share amounts of the error in accordance with paragraph 26 of SFAS 154.

(2)

Disclosure of restricted shares issued as compensation expense recognized in the statement of operations for each period in order to meet all of the requirements of SFAS 123(R), to be satisfied and the minimum information needed to achieve the objectives of paragraph 64 can be found in paragraphs A240 and A241 of SFAS 123(R).

(3)

Disclosures relating to the derivative financial instrument consisting of the embedded derivatives and warrants related to the convertible debentures, including the fair value of financial instruments and related amendments on the financial statement of each periodic report.

(4)

Disclosures regarding the valuation of the embedded conversion features and warrants at the date of issuance and at each subsequent balance sheet date.

(5)

The required disclosures in accordance with paragraph 26 of SFAS 154.

Hongyue Hao

Chief Financial Officer

China Aoxing Pharmaceutical Company, Inc.